July 16, 2013

Mr. Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryerson Inc.
Registration Statement on Form S-4 (File No. 333-189642)

Dear Mr. Dobbie:

On behalf of Ryerson Inc. and Joseph T. Ryerson & Son, Inc. (together, the “Issuers”), set forth below are the Issuers’ responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-4 filed on June 27, 2013 (the “Registration Statement”) in respect of the offer to exchange (the “Exchange Offer”) up to $600,000,000 in aggregate principal amount of the Issuers’ registered 9% Senior Secured Notes due 2017 for outstanding unregistered 9% Senior Secured Notes due 2017 and up to $300,000,000 in aggregate principal amount of the Issuers’ registered 11 1/4% Senior Notes due 2018 for outstanding unregistered 11 1/4% Senior Notes due 2018, contained in your letter dated July 11, 2013 to Michael C. Arnold, Chief Executive Officer and President of Ryerson Inc. On behalf of the Issuers, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect any changes.

General

1.

Comment: We note that you are registering the offer to exchange 9% Senior Secured Notes due 2017 and 11 1/4% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: The Issuers have filed such a supplemental letter as correspondence with the Commission on the date hereof in connection with the filing of the Amendment.

Mr. Justin Dobbie

United States Securities and Exchange Commission

July 16, 2013

Exhibit 5.1

2.	Comment: Please file an executed legality opinion in your next amendment. We note that counsel’s tax opinion is included as part of Exhibit 5.1.

Response: The Company has filed the executed legality opinion (which includes the tax opinion) as Exhibit 5.1 to the Amendment.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update other information. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President
Cristopher Greer, Esq.